SECURITIES AND EXCHANGE COMMISSION
	                 Washington, D.C.  25049

	                      SCHEDULE 13G

	        Under the Securities Exchange Act of 1934
	                    (Amendment No. 8)


		                   AST RESEARCH, INC.
	                     (Name of Issuer)

		               Common Stock, $.01 par value
	               (Title of Class of Securities)

			                     001907 10 4
	                      (CUSIP Number)

CUSIP No. 001907 10 4



	1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
            Above Persons

	    Thomas C.K. Yuen		###-##-####



	2)  Check the Appropriate Box if a Member of a Group (See
            Instructions)

		(a)

		(b)



	3)  SEC Use Only



	4)  Citizenship or Place of Organization 	USA



Number of	   (5) Sole Voting Power - 730,000 (See Notes (1) and (2) on the
Shares Bene-	    attached Addendum)
  ficially
Owned by
Each Report-	(6) Shared Voting Power		-0-
 ing Person
With

           		(7) Sole Dispositive Power -  730,000 (See Notes (1) and (2)
                 on the attached Addendum)



           		(8) Shared Dispositive Power		 -0-



	9) Aggregate Amount Beneficially Owned by Each Reporting Person - 730,000(See Notes (1) and (2) on the attached Addendum)



	10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


	11) Percent of Class Represented by Amount in Row 9      2.3%



	12) Type of Reporting Person (See Instructions)      IN

Item 1(a)  Name of Issuer:  AST Research, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

			16215 Alton Parkway
			Irvine, California  92713-9656

Item 2(a)  Name of Person Filing:   Thomas C.K. Yuen

Item 2(b)  Address of Principal Business Office or, if none, Residence:

			c/o Atlantis Computers, Inc.
			1000 Quail Street, Suite 160
			Newport Beach, CA  92660

Item 2(c)  Citizenship:  United States

Item 2(d)  Title of Class of Securities:  Common Stock, $.01 par value

Item 2(e)  CUSIP Number:  001907 10 4

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-
        2(b), check whether the person filing is a(n):

       		Inapplicable.

	(a)  []	Broker or Dealer registered under Section 15 of the Act

	(b)  []	Bank as defined in Section 3(a)(6) of the Act

	(c)  []	Insurance Company registered under Section 3(a)(19) of the
         Act

	(d)  []	Investment Company registered under Section 8 of the
         Investment Company Act

	(e)  []	Investment Adviser registered under Section 203 of the
         Investment Advisers Act of 1940

	(f)  []	Employee Benefit Plan, Pension Fund which is subject to the
         provisions of the Employee Retirement Income Security Act of
	        1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

	(g)  []	Parent Holding Company, in accordance with Rule 13d-
         1(b)(1)(ii)(G).  (Note:  See Item 7)

	(h)  []	Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4.  Ownership

		Inapplicable.

Item 5.  Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	Inapplicable

Item 7.	 Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding Company

	Inapplicable

Item 8.  Identification and Classification of Members of the Group

	Inapplicable

Item 9.  Notice of Dissolution of Group

	 Inapplicable

Item 10. Certification

	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



	                               SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 1994	     Signature:

			                                      Thomas C.K. Yuen

             	ADDENDUM TO AMENDMENT NO. 8 TO SCHEDULE 13G


                    	Issuer:  AST Research, Inc.
                 	Reporting Person:  Thomas C.K. Yuen


Footnotes to Schedule 13G:
<F1>
(1) Includes an aggregate of 60,000 shares which may be acquired by Mr. Yuen within 60 days of December 31, 1993 on exercise of nonqualified stock options.
<F2>
(2) Includes shares which are subject to applicable community property law and 670,000 shares which are held in a trust in which Mr. Yuen, as co-trustor and co-trustee, exercises sole voting and dispositive power with respect to such shares pursuant to a delegation of power executed by the other co-trustor and other co-trustee with respect to such shares. All share data is as of December 31, 1993.